EXHIBIT 99.5 Media Release

Rio Tinto releases interactive map of tailings facilities in alignment with GISTM requirements

04 August 2023

Rio Tinto has today disclosed detailed information on 14 of its global tailings facilities and their progress towards conformance with the Global Industry Standard on Tailings Management (GISTM).

These tailings facilities are those rated Very High or Extreme under GISTM classifications, based on the highest potential consequences in the extremely unlikely event of a failure.

Rio Tinto Chief Technology Officer Mark Davies said "Since the tragic failure of the tailings facility at Brumadinho in Brazil in 2019, the entire industry has been working to improve the way we manage tailings facilities.

"Responsible tailings management is critical to ensure the safety of our people and communities and to protect the environment. It is fundamental for our business and social license. We have made considerable progress since August 2020 towards conformance with the GISTM. We have completed most of the work and have detailed plans to complete outstanding items.

“GISTM has meant a step change in how the industry manages its tailings facilities. Good tailings management is also about transparent partnership, and we have been working with the local communities near our facilities to increase awareness of our management practices and how we can best work together to continue to keep people and the environment safe from harm.”

Details of these facilities and their progress in implementing the requirements of the GISTM can be accessed via an interactive map available at http://www.riotinto.com/tailings.

Media Release    2 / 2
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com